SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELETRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26
58th OGM
		F		C		A
Item	Item	For	%	Against	%	Abstain	%	Deliberation
	1. Deliberate on the Administration's accounts, examine, discuss and vote on the Administration
1	Report and the Complete Financial Statements of the Company for the financial year ending as of	911.197.864	81,49%	5.350	0,00%	35.909.158	3,21%	Approved by
	December 31, 2017.							the majority
		-		-	0,00%	-	0,00%

	Item	For	%	Against	%	Abstain	%	Deliberation
	2. Deliberate on the management proposal of the Company for destination of the results related to
2	the financial year, ending as of December 31, 2017;	857.989.554	76,73%	76.610.848	6,85%	12.511.970	1,12%	Approved by
								the majority
		-		-		-

	Item	For	%	Against	%	Abstain	%	Deliberation
	3. To elect a member of the Company's Board of Directors, with a mandate until the next Annual
	General Meeting, to be appointed by the Controlling Shareholder to assume the vacancy of a
3	former director by the latter and who resigned the position; (In this item, only common	939.814.120	84,05%	26.499	0,00%	7.271.753	0,65%	Approved by
	shareholders are entitled to vote)							the majority
	MAURO GENTILE RODRIGUES CUNHA
		-		-	0,00%	-	0,00%

	Item	For	%	Against	%	Abstain	%	Deliberation
	4. To elect a member of the Company's Board of Directors to be appointed by the Controlling
	Shareholder due to the creation of a new vacancy on the Board of Directors as resolved at the
	168th Extraordinary General Meeting of Eletrobras, held on November 30, 2017, for a term of	934.540.903	83,58%	26.499	0,00%	12.544.970	1,12%	Approved by
4	office until next Annual General Meeting; (In this item, only common shareholders are entitled to							the majority
	vote)
	MANOEL ARLINDO ZARONI TORRES
		-		-	0,00%	-	0,00%

	Item	For	%	Against	%	Abstain	%	Deliberation
	5. To elect a member of the Board of Directors of the Company, by the holders of preferred shares,
	in a separate vote, provided that the statutory requirements are met, for a mandate until the date
5	of the next Annual General Meeting; (In this item, only the Preferred shareholders are entitled to	120.095.015	10,74%	118.114	0,01%	45.755.877	4,09%	Approved by
	vote)							the majority
	ELVIRA BARACUHY CAVALCANTI PRESTA
		-		-		-

	Item	For	%	Against	%	Abstain	%	Deliberation
	6. To approve the designation of Mr. José Guimarães Monforte, according to Management Proposal,
	among the members of the Board of Directors of the Company, for holding the Presidency of the	925.596.607	82,78%	8.969.795	0,80%	12.545.970	1,12%	Approved by
6	Board of Directors;							the majority
		-	0,00%	-	0,00%	-	0,00%

	Item	For	%	Against	%	Abstain	%	Deliberation
	7. To approve the global compensation of the members of the Fiscal Council and of the Audit and
	Risk Committee of the Company for the period from April 2018 to March 2019, according to
	Management's Proposal, as follows:
	Global Value for Directors (Directors and Board Members): R$ 17,039,893.57 (seventeen million,
	thirty-nine thousand, eight hundred and ninety-three reais and fifty-seven cents)	326.411.421		53.757.714		12.547.585
	Global Value for the Fiscal Council: R$ 573,172.85 (five hundred seventy-three thousand, one
	hundred and seventy-two reais and eighty-five cents)
	Global Value for the Audit Committee R$ 2,627,042.41 (two million, six hundred and twenty-seven
	thousand, forty-two reais and forty-one cents)
	7. *'To approve/reject the determination of the remuneration of the members of the Board of
	Directors, the Audit Committee, the Fiscal Council and the Board of Executive Officers, according to
	the table provided by SEST, with the following observations: a) to set at R$ 10,759,950.95 the
	global compensation to be paid to the administrators of this company, in the period between April
	2018 and March 2019; b) to recommend compliance with the individual limits defined by SEST,
	highlighting its competence to set these limits for the twelve-month period, by item and by
	position, with manifestation according to the attached table, within the global limit defined in item
	a "; c) delegate to the Board of Directors the power to authorize the effective monthly payment of
	the remuneration, observing the global and individual limits set forth in items "a" and "b",
	respectively; d) set the monthly fees of the members of the Board of Directors at one tenth of the
	average monthly remuneration of the members of the Board of Executive Officers, excluding the							Approved by
7			29,19%		4,81%		1,12%
	amounts related to additional vacations and benefits; e) expressly prohibit the transfer of any							the majority
	benefits that may eventually be granted to employees of the company, on the occasion of the
	formalization of the Collective Labor Agreement (ACT) on its respective base date; f) prohibit the
	payment of any item of remuneration not deliberated in this meeting for administrators, including
	benefits of any nature and representation funds, under the terms of Law 6,404/76, art. 152; g) if	554.395.652		-		-
	there is a Director in the position of assignee (public servant or employee of another state-owned
	company), Decree No. 9,144/2017 must be observed and the maximum remuneration to be
	reimbursed is the individual limit approved for each Director. h) if any Director is an employee of
	the company, his employment contract shall be suspended, in the form of the summons nº 269 of
	the TST; i) to condition the payment of the "quarantine" to the approval of the Public Ethics
	Committee of the Presidency of the Republic - CEP/PR, in accordance with current legislation;
	i) to condition the payment of the Annual Variable Remuneration - RVA of the directors to the
	strict compliance with the terms and conditions contained in the Program of Corporate Goals
	previously approved by SEST for this Company; j) set the monthly fees of the members of the
	Fiscal Council at one-tenth of the average monthly remuneration of the members of the Board of
	Executive Officers, excluding the amounts related to additional vacations and benefits; and set the
	monthly fees of the members of the Audit Committee at 60% of the average monthly remuneration
	of the members of the Board of Executive Officers, excluding the amounts related to additional
	vacations and benefits.

	Item	For	%	Against	%	Abstain	%	Deliberation
	10. Elect an alternate member to the Company's Fiscal Council, by the preferred shareholders, in a
10	separate vote, for a term up to the date of the next Annual General Meeting;	115.150.435	10,30%	134	0,00%	50.818.437	4,54%	Approved by
	CHARLES RENÉ LEBARBENCHON							the majority
		-	0,00%	-	0,00%	-	0,00%

	Item	For	%	Against	%	Abstain	%	Deliberation
	11. Elect an alternate member to the Company's Fiscal Council, by the ordinary shareholders, in a
	separate vote, for a term up to the date of the next Annual General Meeting;	39.507.329	3,53%	134	0,00%	49.308.586	4,41%	Approved by
11	ANDRÉ EDUARDO DANTAS							the majority
		-		-		-
	*Modification proposed by the Union, during the 58th AGO.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.